BTIG, LLC

825 Third Avenue

New York, New York 10022

October 23, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:                             VALERITAS HOLDINGS, INC.

Registration Statement on Form S-1 (Registration No. 333-226958)

Concurrence in Acceleration Request

Ladies and Gentlemen:

BTIG, LLC, acting as an underwriter (the “Underwriter”) for the referenced offering, hereby concurs in the request by Valeritas Holdings, Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on October 25, 2018, pursuant to Rule 461 under the Securities Act.  The Underwriter affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

BTIG, LLC

By:	/s/ Charles Mather
Name: Charles Mather
Title: Managing Director